December 15, 2022

VIA E-mail

Richard K. Kerr, Esq.
K&L Gates LLP
One Lincoln Street
Boston, MA 02111-2950

Keri E. Riemer, Esq.
K&L Gates LLP
599 Lexington Avenue
New York, NY 10022

         Re: DriveWealth ETF Trust
             File Nos. 333-268359, 811-23837

Dear Mr. Kerr and Ms. Riemer:

          On November 15, 2022, you filed a registration statement on Form N-1A on behalf of
DriveWealth ETF Trust (the    Fund   ). We have reviewed the registration
statement and have
provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

GENERAL

1. We note that the Registration Statement is missing information and exhibits and contains bracketed disclosures. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.

2. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the Registration Statement.

3.     Please include the ticker symbols in EDGAR. Regulation S-T, Rule
313(b)(1).
 Richard K. Kerr, Esq.
Keri E. Riemer, Esq.
DriveWealth ETF Trust
Page 2

4.     Please provide a copy of the Index methodology for our review.
5.    Is a party other than the Fund   s sponsor or one of its affiliates
providing the Fund   s initial
      (seed) capital? If yes, please supplementally identify the party providing the seed capital and describe their relationship with the Fund.
Prospectus

Summary Prospectus

Risk/Return Summary: Fees and Expenses of the Fund

6. Please delete footnote 1 to the fee table, as the Distribution Plan has not been implemented. The details of the Distribution Plan should instead be disclosed in response to Item 12 of Form N-1A.

Principal Investment Strategies

7.     The principal investment strategies disclosure describes the Fund   s
investment strategies
       in relatively general terms. Please explain in more detail the types of ETFs or other investments the Fund invests in to track the Index. Please also disclose the strategy the
       Fund uses to track the Index (e.g. by using a replication or sampling strategy). Please provide this disclosure in summary form in response to Item 4(a), and in additional detail in response to Item 9(b). See IM Guidance Update 2014-08, Guidance Regarding Mutual
       Fund Enhanced Disclosure (   IM Guidance Update 2014-08   ).

8.     The Fund   s concentration policy is disclosed in response to Item 9(b).
Please also
       summarize this disclosure in Item 4(a). Additionally, please disclose here, and in Item 9:
       (i) whether the Index is currently concentrated and, if so, disclose the specific industry or group of industries in which the Index is concentrated; and (ii) the
Fund   s non-
       diversification status.

9. Please provide additional detail here, and in response to Item 9(b), regarding the Index. In particular:

           a. Please provide additional detail regarding the selection criteria for Index components, explaining how such components are included or excluded from the
              Index. In addition, please provide additional detail regarding the proprietary Index methodology that is used to select the ETF components.

           b. Please disclose the rebalancing and reconstitution process for the Index, including the frequency thereof.

           c. Please disclose the name of the Index Provider, and whether the Index Provider is affiliated or unaffiliated, in the summary principal investment strategies discussion.
 Richard K. Kerr, Esq.
Keri E. Riemer, Esq.
DriveWealth ETF Trust
Page 3

10. Please disclose the types of cash equivalents the Fund intends to principally invest in. We note, for example, that the Fund includes U.S. Government securities principal risk disclosure in response to Item 9; these securities should have corresponding principal investment strategy disclosure. If these are not principal strategies of the Fund, please move the disclosure out of the summary prospectus.
Principal Risks

11. Please consider adding principal risk disclosure regarding the risks associated with a relatively-new investment adviser (e.g., the adviser may have limited experience managing registered investment companies; there may not be a long-term track record against which an investor may judge the adviser; a new adviser may experience resource constraints).
12.    Please tailor ETF Risk disclosure to the Fund   s intended investments.
For example:
          a. Please clarify that the Fund   s ETF Risk disclosure is applicable
both to the Fund
             and to the underlying ETFs in which the Fund will invest.

          b. Please clarify whether any risks listed in this section (e.g., Cash Transactions
             Risk) are intended to apply to the Fund, to the underlying ETFs in which the Fund will invest, or both.

          c. Please include any other applicable risks of investing in other investment companies.

13.    Please tailor Issuer Risk disclosure to the Fund   s intended
investments in shares of ETFs.
14. We note that this section includes Cash and Cash Equivalents Risk. Please consider also
       adding principal risk disclosure regarding the Fund   s principal
investments in money
       market funds and repurchase agreements, as disclosed in the principal investment strategies section.
15.    Please confirm whether High Portfolio Turnover Risk is applicable to this
       passively-managed fund. If so, please add corresponding principal strategy disclosure regarding frequent trading; otherwise, please delete. Please also reconcile this risk disclosure with Passive Investment Risk.
16. Disclosure in Authorized Participants Concentration Risk states that, to the extent authorized participants are unable to proceed in creation and redemption transactions and
       no other authorized participants are able to step forward,    shares of
the Fund may be
       more likely to trade at a premium or discount to net asset value (   NAV
  ) and possibly
       face trading halts or delisting.    Please also disclose that this
could, in turn, lead to wider
       spreads between the bid and ask prices of Fund.
17.    In Cash Transactions Risk, disclosure states that the Fund   s payment
of redemptions in
       cash might cause the Fund to    pay out higher capital gains
distributions than ETFs that
       redeem in-kind.    Please additionally disclose that such redemptions
could also cause the
 Richard K. Kerr, Esq.
Keri E. Riemer, Esq.
DriveWealth ETF Trust
Page 4

       Fund to incur brokerage costs it might not have incurred if it made redemptions in-kind.
       Finally, please also disclose that these brokerage and capital gains costs could be imposed
       upon the Fund, and thus decrease the Fund   s NAV, to the extent that
such costs are not
       offset by a transaction fee payable by an authorized participant. Consistent with the disclosure of the same risk in response to Item 9, please also revise the first sentence of this risk disclosure to make clear that the Fund effectuates purchases and redemptions primarily for cash, rather than by in-kind delivery of portfolio securities.
18. In Premium/Discount Risk, please consider clarifying that intra-day deviation of the
       market price of the Fund   s shares from NAV can be reflected in a
spread between the bid
       and ask prices for Fund shares.
19.    Please tailor Liquidity Risk disclosure to the Fund   s intended
investments in shares of
       ETFs.
Performance Information

20. Please supplementally identify the broad-based securities market index expected to be used by the Fund in the average annual total returns table.

Portfolio Managers

21. Please revise the disclosure to state that the portfolio managers are jointly and primarily
       responsible    for the day-to-day management of the Fund.

22.    Please provide the information required by Item 5(b) of Form N-1A.

Statutory Prospectus

Investment Strategies

23. Form N-1A provides that the principal investment strategies and principal risks required by Item 4 in the summary prospectus should be based on the information given in response to Item 9, and should be a summary of that information. Here,
the Fund   s
       disclosure in Item 9 is substantially identical to disclosure in the summary prospectus.
       Accordingly, please provide more fulsome disclosure regarding the Fund
s principal
       investment strategies and risks as required by Items 9(b)(1)-(2) and
Item 9(c). If the
       Fund   s position is that it discloses everything about its principal investment strategies and
       risks in the summary prospectus, then the Fund has not provided a summary or followed the layered disclosure regime adopted by the Commission. See IM Guidance Update
       2014-08.

Additional Risk Information

24. We note that certain principal risks discussed in this section do not appear in the summary prospectus principal risk disclosures (e.g., Investments in Investment
 Richard K. Kerr, Esq.
Keri E. Riemer, Esq.
DriveWealth ETF Trust
Page 5

       Companies Risk, Fixed Income Securities Risk, Foreign Investments Risk, U.S.
       Government Obligations Risk).

          a. Please add Investments in Investment Companies Risk to the summary
             prospectus, given the Fund   s significant investments in ETFs.

          b. Please summarize in Item 4(b) all principal risks disclosed pursuant to Item 9(c)
             and include corresponding principal strategy disclosure pursuant Items 4 and 9 if not already disclosed (e.g., fixed income securities, foreign securities).

          c. If some of the risks included in Item 9(c) disclosure are non-principal risks, please clarify which risks in this subsection are principal risks and which are non-
             principal risks. Alternatively, please move the non-principal risks to the SAI.

          d. Please generally tailor the risk disclosures in this subsection to
the Fund   s
             intended investments. For example, please delete references to investments in fixed income securities, derivatives, and foreign securities if the risks of these investments are not applicable to the Fund.

25. In connection with Foreign Investments Risk, please add risk disclosure applicable to
       ETF investments in foreign securities (e.g., disclosure that, where all or a portion of the
       ETF   s underlying securities trade in a market that is closed when the market in which the
       ETF   s shares are listed and trading in that market is open, there may be changes between
       the last quote from its closed foreign market and the value of such security during the
       ETF   s domestic trading day). In addition, please note that this in turn could lead to
       differences between the market price of the ETF   s shares and the
underlying value of
       those shares.

26. Disclosure in Passive Investment Risk states that, to the extent the Fund employs a representative sampling approach, it will hold a smaller number of investments than are in the Index. Disclosure in the principal strategies section, however, states that the Fund will track the Index. Please supplementally confirm that the Fund intends to use a replication approach to tracking the Index. If so, please reconcile references here, and throughout the registration statement, to the Fund employing a sampling strategy.

27. Disclosure in Regulatory Risk discusses the regulatory environment for derivative
       instruments in which the Fund may invest.    If the Fund does not intend
to invest in
       derivatives, please delete. Otherwise, please add corresponding principal investment strategy disclosure regarding the types of derivatives the Fund intends to principally invest in, along with any applicable derivatives principal risk disclosure.

28.    Please tailor the Valuation Risk disclosure to the risks of the Fund   s
intended
       investments; i.e., delete references to fair-valued securities.
 Richard K. Kerr, Esq.
Keri E. Riemer, Esq.
DriveWealth ETF Trust
Page 6

Statement of Additional Information

Investment Policies, Techniques and Risk Factors

Illiquid or Restricted Securities

29.    Please revise disclosure in this section as follows:    To the extent
consistent with its
       investment policies, the Fund may invest up to 15% of its net assets in securities investments that are illiquid (calculated at the time of investment). Please make conforming changes throughout, as applicable.

Investment Limitations

Fundamental Policies

30. Please revise the first sentence of fundamental policy 4 to state that the Fund may not
          [p]urchase the securities of any issuer (other than securities issued or guaranteed by the
       U.S. government, or any non-U.S. government, or their its respective agencies or
       instrumentalities) if, as a result    .    Securities of foreign
governments must be
       considered for purposes of concentration. See Investment Company Act Release No.
       9785 (May 31, 1977). See also January 3, 1991 Dear Registrant Letter (foreign
       government securities may not be excluded from a fund   s concentration
policy).

31.    Several of the Fund   s fundamental policies are qualified with
except as permitted under
       the 1940 Act, the rules, regulations and interpretations thereunder, and any applicable
       exemptive relief.    Please explain what is currently permitted under
each of these policies
       pursuant to this language. For example, the explanations may be provided in narrative form immediately following the list of fundamental policies.

Creation and Redemption of Creation Units

Purchase of Creation Units

32.    Disclosure in this subsection states, in part, that    consideration for
the purchase of
       Creation Units of the Fund consists of an in-kind deposit of a portfolio of securities.
       Please reconcile disclosure in this section, and throughout, with disclosure in the prospectus that purchases and redemptions are primarily cash transactions.

Placement of Purchase Orders

33.    Disclosure in this subsection states:    To initiate an order for a
Creation Unit, an
       Authorized Participant must submit to the Distributor an irrevocable order in proper form to purchase shares of the Fund generally between 4:15 p.m. and 5:00 p.m. Eastern Time.
       Authorized Participants may also submit to the Distributor an irrevocable order in proper form to purchase shares of the Fund generally anytime on a Business Day, except from
 Richard K. Kerr, Esq.
Keri E. Riemer, Esq.
DriveWealth ETF Trust
Page 7

         4:00 p.m. to 4:15 [p.m.] Eastern Time, but orders submitted on a Business Day before
         4:00 p.m. Eastern Time will normally be charged the maximum transaction fees and
         Authorized Participants are encouraged to submit orders generally between 4:15 p.m. and
         5:00 p.m. Eastern Time.    Please explain this disclosure and how it
relates to the Cutoff
         Time.

34.      Please specify the Cutoff Time.

Acceptance of Orders for, and Issuance of, Creation Units

35.      Please revise the following disclosure in the second paragraph:
(iv) acceptance of the
         Fund Deposit is not legally required or would, in the opinion of counsel, be unlawful
            .

Financial Statements

36. Please provide financial statements of the Fund pursuant to instruction 2 to Item 27(a) of
         Form N-1A (i.e., seed financials).

Part C

Item 28. Exhibits

37. Please file as an exhibit the Index licensing agreement, as it is a material contract. See
         Item 28(h) of Form N-1A.

Item 30. Indemnification
38. Please include the undertaking required by Rule 484 under the Securities Act.

Signatures

39. Please note that Form N-1A requires two signature blocks: (i) a signature block for the
         Fund, and (ii) a signature block for the persons signing in the capacities required by
         Section 6(a) of the Securities Act. Currently, the Registration Statement only includes a signature block for the Fund. Please update the signature page accordingly.

ORGANIZATIONAL DOCUMENTS

40. Please disclose in an appropriate location in the prospectus the requirements set forth in
         Article VI, Section 6 of the Trust   s Agreement and Declaration of
Trust regarding
         derivative actions, including:

            a. A pre-suit written demand must first be made upon the Trustees by shareholders who are unaffiliated;
 Richard K. Kerr, Esq.
Keri E. Riemer, Esq.
DriveWealth ETF Trust
Page 8


           b. Shareholders who collectively own shares representing 10% or more of all outstanding shares to which the action relates shall join the request for the
              Trustees to commence such action;

           c. Trustees shall be provided a reasonable amount of time (up to 180 days) to consider the demand, and may dispose of such action upon a majority vote of the
              Trustees (or a committee assigned to investigate the demand), and shareholders shall not be permitted thereafter to maintain a derivative action regarding the matter;

           d. Shareholders must reimburse the Trust for expenses relating to such a demand in the event that the Trustees determine not to bring the action;
and

           e. No shareholder may bring a direct action unless the shareholder has suffered an injury distinct from that suffered by shareholders of the Trust generally.

       Please revise these provisions in the Agreement and Declaration of Trust to state that these provisions do not apply to claims arising under the federal securities laws. Please also add corresponding disclosure to the prospectus that these provisions do not apply to claims arising under the federal securities laws.

41. Please disclose in an appropriate location in the prospectus that shareholders waive their right to a jury trial under Article X, Section 5 of the Agreement and Declaration of Trust.

42. Please disclose in an appropriate location in the prospectus the exclusive forum provisions of Article V, Section 5 of the Agreement and Declaration of Trust and state that these provisions do not apply to claims arising under the federal securities laws.
       Please also disclose the corresponding risks of such provisions even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

Closing

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
 Richard K. Kerr, Esq.
Keri E. Riemer, Esq.
DriveWealth ETF Trust
Page 9

        Should you have any questions regarding this letter, please contact me at (202)
551-7703.


                                                   Sincerely,

                                                   /s/ Matthew S. Williams

                                                   Matthew S. Williams

cc:    Sally Samuel, Branch Chief
       Andrea Ottomanelli Magovern, Assistant Director